Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2008	2007

Earnings available to cover fixed charges:
Income before income taxes	$70	$139
Plus: Fixed charges	60	47
Amortization of capitalized interest	5	3
Less: Capitalized interest	4	6

Earnings available to cover fixed charges	$131	$183

Fixed charges (*):
Interest, including amortization of deferred financing costs	$52	$41
Interest portion of rental payments	8	6

Total fixed charges	$60	$47

Ratio of earnings to fixed charges	2.18x	3.89x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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